

Tommy Gibbons · 2nd

Co-Founder & CIO @ Hempitecture | Innovator @ Oak Ridge
National Laboratory | Forbes 30 under 30 Manufacturing &
Industry

Sun Valley, Idaho, United States · **Contact info**

500+ connections

 Hempitecture

 Princeton University

Experience


Co-Founder & Chief Innovation Officer
Hempitecture
Apr 2018 – Present · 3 yrs 11 mos
Ketchum, Idaho

Hempitecture is a public benefit corporation with a purpose to create healthy, energy efficient habitats
that positively impact inhabitants as well as environment through the sequestration of Caron l ...see more


Innovation Fellow
Innovation Crossroads
Jun 2021 – Present · 9 mos
Oak Ridge, Tennessee, United States

Innovation Crossroads is a fellowship at Oak Ridge National Laboratory funded by the Building
Technologies Office within the Department of Energy. This fellowship was granted to provide ...see more


IMPEL+ 2021 Innovator
IMPEL+
Dec 2020 · 1 mo

In December of 2020, I was selected by the Department of Energy's Building Technologies Office to be
an IMPEL+ innovator as part of a cohort of scientists and entrepreneurs bringing building tech ...see more


Growth
Piper, Inc.
Sep 2015 – May 2018 · 2 yrs 9 mos
San Francisco, California

Piper is a company that seeks to make kids creators of technology rather than passive consumers.
Armed with a critical social mission and a build your own computer kit, I oversaw Piper's rever ...see more


Analyst
Goldman Sachs
Jul 2013 – Sep 2014 · 1 yr 3 mos
New York, New York

My first introduction to corporate work after college was a position as an investment banking analyst at
Goldman Sachs. I joined the investment grade syndicate desk after a summer internship work ...see more

See all 6 experiences

Education


Princeton University
A.B., School of Public Policy and International Affairs
2009 - 2013


Delbarton School
2003 - 2009

Activities and societies: Senior Class President